                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.  )*

                            ARGYLE TELEVISION, INC.
                                (Name of Issuer)

                             SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                    03991410
                                 (CUSIP Number)

                             JODIE W. KING, ESQ.
                            THE HEARST CORPORATION
                               959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2103

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    COPY TO:
                             STEVEN A. HOBBS, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                                 MARCH 26, 1997
            (Date of Event which Requires Filing of this Statement)
================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                                  SCHEDULE 13D


CUSIP No. 03991410                                                  Page 2 of 14

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        THE HEARST CORPORATION
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        OO (see Item 3 below)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            7,565,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            7,565,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,565,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        67.8%   (Based on a total of 11,148,914 shares
                 outstanding on a fully diluted basis)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 03991410                                                  Page 3 of 14

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        THE HEARST FAMILY TRUST
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
        OO (see Item 3 below)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            7,565,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            7,565,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,565,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        67.8%   (Based on a total of 11,148,914 shares
                 outstanding on a fully diluted basis)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock") of Argyle Television, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This Schedule 13D is being filed by The Hearst Corporation, a Delaware corporation ("Hearst"), and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, the "Reporting Persons"). The agreement between the Reporting Persons relating to the joint filing of this schedule is attached as Exhibit 7.1 hereto.

         Hearst is one of the world's largest diversified communications companies, with interests in newspaper, magazine, book, and business publishing, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. Hearst's principal executive offices are located at, and the address of the Trust is, 959 Eighth Avenue, New York, New York 10019.

         Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of Hearst's directors and executive officers and the trustees of the Trust.

         (d)-(e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Schedule I hereto sets forth the citizenship of each of Hearst's directors and executive officers and the trustees of the Trust.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Hearst and the persons set forth on Schedule III hereof (collectively referred to herein as the "Stockholders"), have entered into the Voting Agreements described in Item 4 below. As a result, Hearst and the Trust may be deemed to have beneficial ownership of approximately 67.8% of the Issuer's Series A Common Stock, on a fully diluted basis.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On March 26, 1997, Hearst, HAT Merger Sub, Inc. ("Merger Sub"), HAT Contribution Sub, Inc. ("Contribution Sub") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the contribution of certain assets by Hearst and Contribution Sub to the Issuer and the merger of Merger Sub with and into the Issuer in accordance with the General Corporation Law of the State of Delaware (the "DGCL") (the "Merger"). The Issuer will be the surviving corporation in the Merger (the "Surviving Corporation"), and the outstanding shares of capital stock of Merger Sub and the Issuer will be converted or cancelled in the manner described below.

         Prior to the effective time of the Merger, the Issuer will execute and file an amended and restated Certificate of Incorporation (the "Restated Charter"), with the Secretary of State of Delaware, as provided in Section 245 of the DGCL, in order to reclassify the Issuer's capital stock. In such reclassification, the Issuer's existing Series B Common Stock and Series C Common Stock will become Series A Common Stock and a new Series B Common Stock will be authorized which may only be held by Hearst or entities controlled by Hearst. The existing Series A Common Stock will be entitled to elect two directors and the new Series B Common Stock will be entitled to elect the remaining directors, but not less than a majority. In addition, the Issuer's existing Series A Preferred Stock and Series B Preferred Stock will be given voting rights and will vote with the Series A Common Stock as a single class.

         Immediately thereafter and prior to the Merger, Hearst will contribute certain assets used in its television broadcast business to the Issuer in exchange for 38,611,000 shares of Issuer Series B Common Stock.

         At the effective time of the Merger, (i) each issued and outstanding share of the Common Stock, par value $0.01 per share, of Merger Sub ("Merger Sub Common Stock") will be converted into and become one share of Surviving Corporation Series B Common Stock; (ii) each share of Issuer Series A Common Stock, and Issuer Series B Common Stock, and each share of the Issuer Series A Preferred Stock and Issuer Series B Preferred Stock that is owned by the Issuer as treasury stock will be cancelled and retired and will cease to exist and no stock of the Issuer or other consideration will be delivered in exchange therefor; (iii) each issued and outstanding share of Issuer Series B Common Stock will be converted into and become one fully paid and nonassessable share of Surviving Corporation Series B Common Stock; and (iv) each issued and outstanding share of Issuer Series A Preferred Stock will be converted into one share of Surviving Corporation Series A Preferred Stock, and each issued and outstanding share of Issuer Series B Preferred Stock will be converted into one share of Surviving Corporation Series B Preferred Stock. .

         At the effective time of the Merger, each issued and outstanding share of Issuer Series A Common Stock will be converted into, at the election of each holder (i) the right to receive one share of Surviving Corporation Series A Common Stock; (ii) the right to receive cash, without interest, in an amount equal to $26.50; or (iii) the right to receive 0.50 shares of Surviving Corporation Series A Common Stock and cash, without interest, in the amount of $13.25. In addition, options outstanding with respect to Issuer Series A
Common Stock, at the election of each optionholder, will (i) continue to represent options for an equal number of Surviving Corporation Series A Common Stock (a "Rollover Election") or (ii) will be converted into the same consideration as a share of Issuer Series A Common Stock (subject to reduction for the option exercise price). Stockholders and optionholders who elect all cash or all stock will be subject to proration to the extent that less than $100 million or more than approximately $160 million in cash consideration is elected by all Stockholders.

         If the Merger is completed as planned, Hearst will own between approximately 82% and 86% of the Surviving Corporation's Series A Common Stock, on a fully diluted basis. The directors and officers of the Surviving Corporation will include the individuals listed on Schedule II, plus the eight additional directors that Hearst is entitled to designate, and intends to designate, prior to the effective time of the Merger.

         Because approval of the Issuer's stockholders is required by applicable law in order to adopt the Restated Charter and consummate the transactions contemplated by the Merger Agreement, the Issuer will submit the Restated Charter, the Merger and the Merger Agreement to its stockholders for approval.

         Concurrently with and as a further condition of the execution and delivery of the Merger Agreement, each person set forth on Schedule III hereto (a "Stockholder"), entered into a Voting Agreement with Hearst (collectively, the "Voting Agreements"), relating to shares of the Issuer's existing Series A Common Stock, Series B Common Stock and Series C Common Stock currently owned by the Stockholders, which represent an aggregate of 7,565,000 shares of Series A Common Stock, on a fully diluted basis (the "Subject Shares"). The Voting Agreements provide that (i) if applicable, shares of Series C Common Stock owned by a Stockholder shall be converted to Series A Common Stock, (i) the Stockholders shall vote the Subject Shares in favor of (x) the Restated Charter,
(y) the Merger, and (z) the Merger Agreement, and (iii) the Stockholders shall vote against certain other enumerated actions and agreements which include competing business combination transactions.

         The Voting Agreements also address the disposition of the Subject Shares by restricting the transfer of the Subject Shares until after the Issuer's stockholders have approved the Restated Charter, the Merger and the Merger Agreement when submitted to a vote as described above. Furthermore, transfers of Subject Shares represented by shares of Series B Common Stock will be restricted so that at least one such share is held by a permitted transferee specified in the Issuer's existing Certificate of Incorporation (thereby entitling such permitted transferee to elect a majority of the Issuer's directors until the Restated Charter becomes effective).

         Concurrently with and as a further condition of the execution and delivery of the Merger Agreement, certain executive officers of the Issuer agreed separately to waive their right to make a Rollover Election pursuant to the Merger Agreement with respect to options for Issuer Series A Common Stock currently held by each of them.

         The preceding summary of certain provisions of the Voting Agreements, the Merger Agreement and other agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, conformed copies of which are filed as Exhibits 7.2, 7.3, 7.4, 7.5. 7.6, 7.7,
7.8 and 7.9 hereto, and which are incorporated herein for reference.

         Other than as described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although subject to the provisions of the Merger Agreement and the Voting Agreements, they reserve the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                 (a) and  (b)     As of March 26, 1997, the Reporting Persons
owned no shares of Series A Common Stock. However, as of March 26, 1997, under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), Hearst and the Trust may be deemed to have beneficial ownership of the Subject Shares pursuant to the Voting Agreements, which require the Stockholders to vote in favor of the Restated Charter, the Merger and the Merger Agreement. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Subject Shares. As a result, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Subject Shares. The Subject Shares constitute approximately 68.7% of the shares of Series A Common Stock outstanding, on a fully diluted basis.

                 Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Hearst or the Trust is the beneficial owner of the Series A Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                 (c) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the Reporting Persons or any other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Series A Common Stock.

                 (d) The Reporting Persons have no right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

                 (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Except as described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.1      Joint Filing Agreement, dated April 3, 1997, between
                          The Hearst Corporation and The Hearst Family Trust relating to the filing of a joint statement on
                          Schedule 13D.

         Exhibit 7.2 Voting Agreement, dated as of March 26, 1997, by and among The Hearst Corporation, Argyle Television
                          Investors, L.P. and ATI General Partner, L.P.

         Exhibit 7.3 Voting Agreement, dated as of March 26, 1997, by and among The Hearst Corporation, Television Investment
                          Partners, L.P. and Argyle Television Partners, L.P.

         Exhibit 7.4 Voting Agreement, dated as of March 26, 1997, by and among The Hearst Corporation, Argyle Television
                          Partners, L.P. and Argyle Communications, Inc.

         Exhibit 7.5 Voting Agreement, dated as of March 26, 1997, by and between The Hearst Corporation and Argyle Foundation

         Exhibit 7.6 Voting Agreement, dated as of March 26, 1997, by and between The Hearst Corporation and The Skylark
                          Foundation

         Exhibit 7.7 Voting Agreement, dated as of March 26, 1997, by and between The Hearst Corporation and Robin (a/k/a)
                          Robert Hernreich.

         Exhibit 7.8      Agreement and Plan of Merger, dated as of March 26,
                          1997, by and among The Hearst Corporation, HAT Merger
                          Sub., Inc., HAT Contribution Sub, Inc. and Argyle
                          Television, Inc.

         Exhibit 7.9 Waiver of Rollover Election, dated March 26, 1997, delivered to the Issuer by Bob Marbut, Blake Byrne,
                          Ibra Morales and Harry Hawks.

                                   SCHEDULE I

                           INFORMATION REGARDING THE
                   DIRECTORS AND EXECUTIVE OFFICERS OF HEARST

Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst. Unless otherwise indicated, each person identified below is employed by Hearst or one of its wholly-owned subsidiaries. The principal business address of Hearst, the Trust and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, all persons identified below are United States citizens.

                                     Present Office/Principal
 Name                                Occupation or Employment
 ----                                ------------------------
 George R. Hearst, Jr.*           Chairman of the Board,
                                  Chairman of Executive
                                  Committee, Director

 Frank A. Bennack, Jr.*           President and Chief Executive
                                  Officer, Director

 Gilbert C. Maurer*               Executive Vice President and
                                  Chief Operating Officer,
                                  Director

 Victor F. Ganzi*                 Executive Vice President,
                                  Chief Financial and Legal
                                  Officer, Director

 David J. Barrett                 Vice President, Director

 John G. Conomikes*               Vice President, Director

 Robert J. Danzig                 Vice President, Director

 George B. Irish                  Vice President, Director

 Raymond E. Joslin                Vice President, Director

 Cathleen P. Black                Director; President: Hearst Magazines
                                            Division

 Millicent H. Boudjakdji*         Director

 K. Robert Brink                  Director; Executive Vice President:
                                            Hearst Magazines Division

 Amory J. Cooke                   Director; Vice President: Sunical
                                            Land & Livestock Division,
                                            The Hearst Corporation(1)

 Phoebe Hearst Cooke(2)           Director

 Richard E. Deems*(2)             Director

                                                                   Page 10 of 14

                                     Present Office/Principal
 Name                                Occupation or Employment
 ----                                ------------------------
 Austin Hearst                    Director; Vice President: Hearst Entertainment
                                            Distribution Division, Hearst Entertainment,
                                            Inc.(3)
 John R. Hearst, Jr.*             Director

 Randolph A. Hearst*              Director

 William R. Hearst, III*          Director; Partner: Kleiner, Perkins,
                                            Caufield & Byers(4)

 Harvey L. Lipton*(2)                Director

 Terence G. Mansfield(5)         Director; Managing Director: The National
                                            Magazine Co., Ltd(6)

 Mark F. Miller*                  Director; Executive Vice President:
                                            Hearst Magazines Division

 Raymond J. Petersen*             Director; Executive Vice President:
                                            Hearst Magazines Division

 Virginia H. Randt                Director


 Lee J. Guittar                   Vice President: San Francisco Examiner
                                  Division, The Hearst Corporation(7)


 Thomas J. Hughes                 Vice President and Controller

 Jodie W. King                    Vice President and Secretary

 Edwin A. Lewis                   Vice President and Treasurer

 Bruce L. Paisner                 Vice President: Hearst Entertainment
                                  Distribution Division,
                                  Hearst Entertainment Inc.(3)

 Alfred C. Sikes                  Vice President

 Jonathan E. Thackeray            Vice President and General Counsel







____________________

(1)  #5 Third Street
     200 Hearst Building
     San Francisco, CA 94103


(2)  Self-employed or retired


(3)  235 E. 45th Street
     New York, NY 10017


(4)  2750 Sand Hill Road
     Menlo Park, CA  94025


(5)  U.K. Citizen


(6)  National Magazine House
     72 Broadwick Street
     London, WIV 2BP
     England

(7)  110 Fifth Street
     San Francisco, CA 94103

                                  SCHEDULE II

        DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION

Set forth in the table below is the name and class/office of each director and executive officer of the Surviving Corporation, including the eight additional directors that Hearst is entitled to designate, and intends to designate, prior to the effective time of the Merger.

 Name                                      Class/Office
 ----                                      ------------
 Bob Marbut                       Series B Director;
                                  Chairman and Co-Chief
                                  Executive Officer

 Blake Byrne                      Series B Director;
                                  Executive Vice President


 John G. Conomikes                Series B Director; President and Co-Chief
                                  Executive Officer

 David Barrett                    Series B Director; Executive Vice
                                  President and Chief Operating Officer




 George R. Hearst, Jr.            Series B Director

 Frank A. Bennack, Jr.             Series B Director

 Gilbert C. Maurer                Series B Director

 Victor F. Ganzi                  Series B Director

 William R. Hearst, III           Series B Director

 Virginia H. Randt                Series B Director

 Caroline Williams                Series A Director

 David Pulver                     Series A Director

                                  SCHEDULE III




                                                                    Subject Shares
Stockholders                                                  (on a fully-diluted basis)
------------                                                  --------------------------
Argyle Television Investors, L.P.                                      6,600,000
Television Investment Partners, L.P.                                     700,000
Argyle Television Partners, L.P.                                          36,000
Argyle Foundation                                                         99,000
The Skylark Foundation                                                    65,000
Robin (a/k/a) Robert Hernreich                                            65,000

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 3, 1997




                                       THE HEARST CORPORATION


                                       By: /s/    Jodie W. King
                                           ----------------------------------
                                           Name:  Jodie W. King
                                           Title: Vice President

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 3, 1997




                                       THE HEARST FAMILY TRUST


                                       By:  /s/    Victor F. Ganzi
                                            --------------------------------
                                            Name:  Victor F. Ganzi
                                            Title: Trustee

                                 EXHIBIT INDEX


EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
Exhibit 7.1         Joint Filing Agreement, dated April 3, 1997, between The
                    Hearst Corporation and The Hearst Family Trust.

Exhibit 7.2         Voting Agreement, dated as of March 26, 1997, by and among
                    The Hearst Corporation, Argyle Television Investors, L.P.
                    and ATI General Partner, L.P.

Exhibit 7.3         Voting Agreement, dated as of March 26, 1997, by and among
                    The Hearst Corporation, Television Investment Partners, L.P.
                    and Argyle Television Partners, L.P.

Exhibit 7.4         Voting Agreement, dated as of March 26, 1997, by and among
                    The Hearst Corporation, Argyle Television Partners, L.P. and
                    Argyle Communications, Inc.

Exhibit 7.5         Voting Agreement, dated as of March 26, 1997, by and between
                    The Hearst Corporation and Argyle Foundation

Exhibit 7.6         Voting Agreement, dated as of March 26, 1997, by and between
                    The Hearst Corporation and The Skylark Foundation

Exhibit 7.7         Voting Agreement, dated as of March 26, 1997, by and between
                    The Hearst Corporation and Robin (a/k/a) Robert Hernreich.

Exhibit 7.8 Agreement and Plan of Merger, dated as of March 26, 1997, by and among The Hearst Corporation, HAT Merger Sub., Inc., HAT
                    Contribution Sub, Inc. and Argyle Television, Inc.

Exhibit 7.9 Waiver of Rollover Election, dated March 26, 1997, delivered to the Issuer by Bob Marbut, Blake Byrne, Ibra Morales and
                    Harry Hawks.